EXHIBIT 99.1

May 13, 2024

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Nymox Pharmaceutical Corporation

Ladies and Gentlemen:

We have read Nymox Pharmaceutical Corporation’s Form 6-K dated May 13, 2024, and we agree with the statements set forth in the Form 6-K, insofar as they relate to our firm. We have no basis to agree or disagree with other statements made by the registrant contained therein.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 6-K.

Very truly yours,

/s/ TPS Thayer LLC
TPS Thayer LLC
Sugar Land, Texas